UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

182707109

(CUSIP Number)

Warren B. Kanders Kanders GMP Holdings, LLC c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 182707109	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,668,617 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,668,617 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,668,617 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 182707109	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,419,490 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,490 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 182707109	13D/A	Page 4 of 9 Pages

The Statement of Beneficial Ownership on Schedule 13D filed on April 12, 2002 by Warren B. Kanders (“Mr. Kanders”) in connection with the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (“Clarus” or the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on June 6, 2002, and further amended by Amendment No. 2 filed on October 29, 2002, and further amended by Amendment No. 3 filed on April 17, 2003, and further amended by Amendment No. 4 filed on August 20, 2008, and further amended by Amendment No. 5 filed on December 9, 2008, and further amended by Amendment No. 6 filed on January 5, 2009, and further amended by Amendment No. 7 filed on May 14, 2010, is hereby amended by this Amendment No. 8 to the Schedule 13D (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended to include the following:

The principal executive office of the Company is located at: 2084 East 3900 South, Salt Lake City, Utah 84124.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)
This Schedule 13D is being filed by Warren B. Kanders (“Mr. Kanders”) and Kanders GMP Holdings, LLC, a Delaware limited liability company (“Holdings”) (collectively referred to as the “Reporting Persons”). Mr. Kanders is the sole managing member of Holdings.

(b)	The business address of each of the Reporting Persons is: c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor, Stamford, CT 06901.

(c)	(i) The present principal occupation of Mr. Kanders is serving as Executive Chairman of the Board of Directors of Clarus Corporation and President of Kanders & Company, Inc.

(ii)           Holdings is a private entity controlled by Mr. Kanders.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Holdings is organized under the laws of the State of Delaware. Mr. Kanders is a citizen of the United States.

CUSIP No. 182707109	13D/A	Page 5 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The description of the transactions identified in Item 4 below is incorporated herein by reference into this Item 3.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On May 28, 2010, Clarus consummated its acquisitions of Black Diamond Equipment, Ltd. (“Black Diamond”) and Gregory Mountain Products, Inc. (“Gregory”) pursuant to agreements and plans of merger, dated May 7, 2010, which are described in Amendment No. 7 to this Schedule 13D.  In connection with the closing of the Gregory acquisition, Holdings, a stockholder of Gregory, received, as partial consideration for its interest in Gregory, 2,419,490 unregistered shares of Common Stock, which the Company has agreed to register as soon as reasonably practicable after the closing and which are subject to a two-year lock-up agreement prohibiting the transfer of the shares.  In addition, in connection with the consummation of the acquisitions of Black Diamond and Gregory, on May 28, 2010:

i.
Mr. Kanders was granted pursuant to a restricted stock award agreement (the “RSA Agreement”), a seven (7) year restricted stock award of 500,000 restricted shares under the Clarus 2005 Stock Incentive Plan, of which (i) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $10.00 per share for 20 consecutive trading days; and (ii) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $12.00 per share for 20 consecutive trading days;

ii.
The expiration date of an aggregate of 800,000 vested non-plan stock options previously granted to Mr. Kanders pursuant to a stock option agreement, dated December 23, 2002, between the Company and Mr. Kanders, was extended until May 31, 2020 by the Company’s Compensation Committee and Board of Directors.

iii.
The vesting of 500,000 shares of restricted Common Stock previously granted to Mr. Kanders, pursuant to a restricted stock agreement dated April 11, 2003, between the Company and Mr. Kanders was accelerated, and such shares were deemed fully vested as of May 28, 2010, by the Company’s Compensation Committee and Board of Directors.

The foregoing summary description of the lock-up agreement, the RSA Agreement, the stock option agreement dated December 23, 2002 and the restricted stock agreement dated April 11, 2003 is not intended to be complete and is qualified in its entirety by the complete text of the lock-up agreement, the RSA Agreement, the stock option agreement and the restricted stock agreement.  Copies of the form of lock-up agreement and the RSA Agreement are included as Exhibit 10.11 and Exhibit 10.19, respectively, to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2010, and are incorporated herein by reference.  A copy of the stock option agreement, dated December 23, 2002, is included as Exhibit 4.6 of the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 19, 2005, and is incorporated herein by reference.  A copy of the restricted stock agreement is included as Exhibit 4.1 of the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003, and is incorporated herein by reference.

CUSIP No. 182707109	13D/A	Page 6 of 9 Pages

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 6,668,617 shares of Common Stock, constituting approximately 29.5% of the outstanding shares of Common Stock, which is comprised of:  (i) 3,213,977 shares of Common Stock owned directly by Mr. Kanders; (ii) 2,419,490 shares of Common Stock held by Holdings, of which Mr. Kanders is the sole managing member, that are subject to a two year lock-up agreement restricting transfer; (iii) currently exercisable options to purchase an aggregate of 1,021,250 shares of Common Stock (comprised of (A) 200,000 plan options having an exercise price of $5.35 per share that were granted in December 2002; (B) 400,000 non-plan options having an exercise price of $7.50 share and 400,000 non-plan options having an exercise price of $10.00 per share that were granted in December 2002; and (C) 21,250 options having an exercise price of $4.06 per share that were granted in May 2009); and (iv) 13,900 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTTMA custodian for his children.

The amount reported above as being beneficially owned by Mr. Kanders excludes: (i) 100,000 shares of Common Stock that are beneficially owned by Mr. Kanders’ spouse, as to all of which he disclaims any beneficial ownership; (ii) a seven-year restricted stock award granted under the Issuer's 2005 Stock Incentive Plan of which (A) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $10.00 per share for 20 consecutive trading days; (B) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $12.00 per share for 20 consecutive trading days; and (C) 250,000 shares of restricted Common Stock which the Company’s  Board of Directors have determined to grant on January 2, 2011, if Mr. Kanders is an employee and/or a director of the Company or any of its subsidiaries on January 2, 2011, which will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded the lesser of three times the closing price of the Company’s Common Stock on January 2, 2011, or $14.00 per share, in each case for 20 consecutive trading days.

CUSIP No. 182707109	13D/A	Page 7 of 9 Pages

The percentage of Common Stock reported as beneficially owned is based upon 21,557,234 shares of Common Stock outstanding as of May 28, 2010, consisting of (i) 17,366,747 shares of Common Stock reported as outstanding as of April 22, 2010 in the Company’s most recent report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 10, 2010; (ii) 3,706,720 shares of Common Stock issued by the Company in connection with the Company’s acquisition of Gregory on May 28, 2010; and (iii) 483,767 shares of Common Stock issued by the Company in a private placement to certain accredited investors who were shareholders of Black Diamond on May 28, 2010.

Except as described herein, no transactions in the shares of the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days.

(d). No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e).  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The description of the agreements identified in Item 4 above is incorporated herein by reference into this Item 6.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of June 4, 2010 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1	Joint Filing Agreement dated June 4, 2010, by and among the Reporting Persons.

CUSIP No. 182707109	13D/A	Page 8 of 9 Pages

Exhibit 2	Form of Lock-up Agreement dated May 28, 2010 (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K filed with the Securities and Exchange Commission on June 4, 2010).

Exhibit 3
Restricted Stock Agreement, dated May 28, 2010, between Clarus Corporation and Warren B. Kanders (incorporated by reference to Exhibit 10.19 of the Company's Form 8-K filed with the Securities and Exchange Commission on June 4, 2010).

Exhibit 4
Stock Option Agreement, dated December 23, 2002, between Clarus Corporation and Warren B. Kanders (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement Form S-8 filed with the Securities and Exchange Commission on August 19, 2005).

Exhibit 5
Restricted Stock Agreement, dated April 11, 2003, between Clarus Corporation and Warren B. Kanders (incorporated by reference to Exhibit 4.1 of the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003).

CUSIP No. 182707109	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2010

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member